UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: March 31, 2018 Estimated average burden hours per response . . . 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-34977

YOUKU TUDOU INC.

(Exact name of registrant as specified in its charter)

7/F, Tower B, World Trade Center, No. 36 North Third Ring Road, Dongcheng District

Beijing 100029, People’s Republic of China

+86 10 5890-6883

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A ordinary shares, par value $0.00001 per share

American depositary shares, each representing eighteen Class A ordinary shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Youku Tudou Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 18, 2016	Youku Tudou Inc.

	By:	/s/ Victor Wing Cheung Koo
	Name:	Victor Wing Cheung Koo
	Title:	Chief Executive Officer

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